Sarepta Therapeutics, Inc.

3450 Monte Villa Parkway, Suite 101

Bothell, WA 98021

August 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

(202) 772-9198

Attention:	Jeffrey Riedler, Assistant Director
Karen Ubell

Re:	Sarepta Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-180258

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 filed on March 21, 2012 (No. 333-180258) (the “Registration Statement”) of Sarepta Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 13, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kathleen Wells at (650) 463-2677.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call Kathleen Wells at (650) 463-2677 if you have any questions regarding this request.

Very truly yours,

Sarepta Therapeutics, Inc.

By:	/s/ Michael A. Jacobsen
	Name:	Michael A. Jacobsen
	Title:	Vice President, Finance